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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO

                             TENDER OFFER STATEMENT
   UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                          SEQUOIA SOFTWARE CORPORATION
                       (Name of Subject Company (Issuer))


                         SOUNDGARDEN ACQUISITION CORP.
                              CITRIX SYSTEMS, INC.
                      (Names of Filing Persons (Offerors))

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   817439102
                     (CUSIP Number of Class of Securities)


                               JOHN P. CUNNINGHAM
                               6400 N.W. 6TH WAY
                           FORT LAUDERDALE, FL 33309
                                 (954) 267-3000

                                    Copy to:

                           Jonathan M. Moulton, Esq.
                        TESTA, HURWITZ & THIBEAULT, LLP
                                125 HIGH STREET
                                BOSTON, MA 02110
                                 (617) 248-7000
           (Name, address, and telephone number of person authorized
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                           CALCULATION OF FILING FEE


TRANSACTION VALUATION*                           AMOUNT OF FILING FEE**
  $184,600,000                                     $36,920

--------------
* For purposes of calculating amount of filing fee only. The amount assumes the purchase by Soundgarden Acquisition Corp. of 32,768,000 shares of Common Stock, par value $0.001 per share (the "Common Stock"), of Sequoia Software Corporation outstanding at March 19, 2001 at a purchase price in cash of $5.64 per share, taking into account the conversion of vested and exercisable outstanding options and warrants.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

/x/ Check the box if any part of the fee is offset as provided by Rule 0-
    11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $36,920

Form or Registration No.:   Schedule TO

Filing Party:   Citrix Systems, Inc. and Soundgarden Acquisition Corp.

Date Filed:   March 28, 2001

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/x/  third-party tender offer subject to Rule 14d-1.

/ /  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /


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                         AMENDMENT NO. 1 TO SCHEDULE TO

  This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed on March 28, 2001 relating to the offer by Soundgarden Acquisition Corp., a Delaware corporation ("Merger Sub") and a wholly owned subsidiary of Citrix Systems, Inc., a Delaware corporation ("Citrix"), to purchase all of the outstanding shares of Common Stock, par value $0.001 per share (the "Shares"), of Sequoia Software Corporation, a Maryland corporation ("Sequoia"), at a purchase price of $5.64 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 28, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal filed as Exhibit (a)(1)(B) to the Schedule TO. This Amendment No. 1 to Schedule TO is being filed on behalf of Merger Sub and Citrix.


ITEM 4.   TERMS OF THE TRANSACTION

  The fifth paragraph of Section 1 of the Offer to Purchase entitled "Terms of the Offer; Expiration Date -- Delay or Termination of Offer" is hereby deleted in its entirety and replaced with the following paragraph:

          DELAY OR TERMINATION OF OFFER. The Merger Agreement provides that, subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of the Offer Conditions as of any then scheduled Expiration Date, Merger Sub shall accept for payment all Shares validly tendered and not withdrawn pursuant to the Offer promptly after the expiration of the Offer. Other than as required by the Merger Agreement, and subject to the applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), including Rule 14e-1(c) under the Exchange Act, Merger Sub expressly reserves the right, in its reasonable discretion, to delay acceptance for payment of any Shares (or delay payment for any Shares, regardless of whether such Shares were theretofore accepted for payment pending the receipt of required governmental regulatory approvals), or, subject to the limitations set forth in the Merger Agreement, to terminate the Offer and not to accept for payment or pay for any Shares not theretofore accepted for payment or paid for, upon the failure of any of the Offer Conditions, by giving oral followed by written notice of such delay or termination to the Depositary.

  The first and fourth paragraphs of Section 2 of the Offer to Purchase entitled "Acceptance for Payment and Payment of Shares" are hereby deleted in their entirety and replaced, respectively, with the following paragraphs:

          Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Merger Sub will purchase, by accepting for payment, and will pay for, all Shares validly tendered prior to the Expiration Date (and not properly withdrawn) promptly after expiration of the Offer. As discussed below, subject to compliance with Rule 14e-l(c) under the Exchange Act, Merger Sub expressly reserves the right to delay payment for Shares in anticipation of receipt of governmental regulatory approvals. See Section 16, "Certain Regulatory and Legal Matters."

          If, for any reason whatsoever (including the extension of the Offer), acceptance for payment of, or payment for, any Shares tendered pursuant to the Offer is delayed, or Merger Sub is unable to accept for payment, or pay for, Shares tendered pursuant to the Offer, then, without prejudice to Merger Sub's rights under the Offer, the Depositary may, nevertheless, on behalf of Merger Sub, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4, "Withdrawal Rights." However, the ability of Merger Sub to delay the payment for Shares that Merger Sub has accepted for payment is limited by (i) Rule 14e-l(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder's offer (without affecting Merger Sub's right to pay for Shares tendered during any Subsequent Offering Period in accordance with Rule 14d-11 under the Exchange Act), and (ii) the terms of the Merger Agreement, which requires that, subject to the terms thereof and of the Offer and the satisfaction or earlier waiver of all the Offer Conditions as of any then scheduled Expiration Date, Merger Sub shall accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer promptly after expiration of the Offer. Subject to compliance with Rule 14d-11 under the Exchange Act, Merger Sub expressly reserves the right to delay payment for Shares in anticipation of receipt of governmental regulatory approval. See
  Section 15, "Certain Conditions to Merger Sub's Obligations." Under no circumstances will interest be paid on the Offer Price to be paid by Merger Sub, regardless of any extension of the Offer or any delay in making such payment.

  The last paragraph of Section 2 of the Offer to Purchase entitled "Acceptance for Payment and Payment of Shares" is hereby deleted in its entirety.

  The first paragraph of Section 15 of the Offer to Purchase entitled "Certain Conditions to Merger Sub's Obligations" is hereby deleted in its entirety and replaced with the following paragraph:

          Merger Sub shall not be obligated to accept for payment or, subject to Rule 14 e-l(c) under the Exchange Act, to pay for any Shares tendered, and may postpone the acceptance for payment if (a) immediately prior to the expiration of the Offer, the Minimum Tender Condition is not satisfied, (b) any applicable waiting period under the Hart-Scott-Rodino Act shall not have expired or been terminated prior to the expiration of the Offer, or (c) prior to the expiration of the Offer, any of the following conditions shall have occurred and be continuing:


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                                   SIGNATURES

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  CITRIX SYSTEMS, INC.


                                  By: /s/   John P. Cunningham
                                      ------------------------
                                    Name:    John P. Cunningham
                                    Title:   Chief Financial Officer,
                                             Treasurer, Senior Vice President,
                                             Finance and Administration and
                                             Assistant Secretary



                                  SOUNDGARDEN ACQUISITION CORP.


                                  By: /s/   John P. Cunningham
                                      ------------------------
                                    Name:    John P. Cunningham
                                    Title:   President and CEO

Dated:   April 5, 2001


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